VIA EDGAR

February 26, 2015

Mr. Robert S. Littlepage Jr.

Accountant Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	deltathree, Inc.

Form 10-K for the year ended December 31, 2013

Filed March 31, 2014

Form 10-Q for the fiscal quarter ended September 30, 2014

Filed November 17, 2014

File No. 000-28063

Dear Mr. Littlepage:

deltathree, Inc. (the "Company" or "we") acknowledges receipt of the letter dated December 23, 2014 (the "Staff Letter") from the staff ("Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission").

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are the Staff’s comments contained in the Staff Letter (in bold face type) followed by our responses.

1 Bridge Plaza suite #275, Fort Lee, NJ 07024 U.S.A. Tel (212) 500-4850 Fax (212) 500-4888

Jerusalem Technology Park, P.O.B. 48265, Jerusalem, Israel, Tel 972-2-649-1222 Fax 9722-649-1200

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Overview, page 26

1.	We note your disclosure that pursuant to your amendment to your sale agency agreement with ACN you are required to pay down unpaid commissions on a monthly basis. You state that "in the event of certain insolvency-related events" all unpaid amounts due to ACN will become immediately due and payable. In your future filings, please describe the events that will trigger these payments.

In response to your comment, in our next Annual Report on Form 10-K filing for the year ended 2014, and in future filings as appropriate, we propose to revise and expand our discussion of the sales agency agreement with ACN and our introducer agreement with ACN Europe in "Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Overview," to include the following (additional suggested text appears in underline):

"In addition, in the event of certain insolvency-related events defined in the agreements, all unpaid amounts will become immediately due and payable effective immediately prior to such events. Such events include the filing of any petition or action for relief under law relating to debtors; application or consent for the appointment of a receiver, trustee, or the like over substantial assets; execution of a general assignment to creditors; general inability to pay debts as they come due; or the filing of any involuntary petition against a party that is not dismissed within 60 days of its filing."

Cost and Operating Expenses, page 29

2.	We note that your revenues increased from $13.6 million in 2012 to $16.0 million in 2013. We also note that your Costs and Operating Expenses also increased significantly from $8.8 million to $12.9 million year-over-year. In your future filings, please revise your disclosure to describe the different cost and expenses associated with the products and services in your various segments, including the costs for commissions related to your reseller and service provider segments. Moreover, please quantify the costs associated with each of the items that contribute to your cost of revenues, including network, access, termination and transmission costs.

In response to the Staff's request for the Company to revise its disclosure to describe the different cost and expenses associated with the products and services in various sales component in our next Annual Report on Form 10-K filing for the year ended 2014, and in future filings as appropriate, we propose to display the aforementioned cost and expenses, including the costs related to our reseller and service provider sales component, in tabular form as follows:

1 Bridge Plaza suite #275, Fort Lee, NJ 07024 U.S.A. Tel (212) 500-4850 Fax (212) 500-4888

Jerusalem Technology Park, P.O.B. 48265, Jerusalem, Israel, Tel 972-2-649-1222 Fax 9722-649-1200

The following sets forth the different cost and expenses of our products and services per sales component for each of the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014		2013
Sales Component	Termination	Network & Access	Termination	Network & Access
Resellers	$10,256	$418	$11,042	$478
Direct to Consumers	82	620	209	673
Service Providers	71	156	114	345
Other	-	67	-	65
Total Costs of Revenues	$10,409	$1,261	$11,365	$1,561

We respectfully note that the Company does not pay commissions in its reseller or service provider sales component.

In response to the Staff's request for the Company to quantify costs associated with the items that contribute to cost of revenues, including network, access, termination and transmission costs, in our next Annual Report on Form 10-K filing for the year ended 2014, and in future filings as appropriate, we propose to revise and expand our discussion of our cost of revenues in "Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations", to include the following (additional suggested text appears in underline):

"Our network rent cost decreased slightly by approximately $22,000, while our termination costs increased by 56.2% from $7.3 million in 2012 to $11.4 million in 2013. This was due to a change in the relative mix of the destinations of the calls placed over our network, with a larger percentage of calls being purchased during 2013 to destinations for which we pay significantly higher rates than during 2012. Our access costs decreased by 21.6%, from $550,000 in 2013 to $431,000 in 2014, and our transmission costs decreased by 27.8%, from $212,000 in 2013 to approximately $153,000 in 2014."

Liquidity and Capital Resources, page 33

3.	In your future filings, please disclose your monthly cash burn, including how long your current cash on hand will support your operations.

In response to the Staff's request for the Company to disclose our monthly cash burn, in our next Annual Report on Form 10-K filing for the year ended 2014, and in future filings as appropriate, we propose to revise and expand our discussion of our liquidity and capital resources in "Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," to include the following (additional suggested text appears in underline):

"As of December 31, 2013, we had cash and cash equivalents of approximately $158,000 and restricted cash and short-term investments of approximately $34,000, or a total of cash, cash equivalents and restricted cash of $192,000, a decrease of approximately $226,000 from December 31, 2012. The decrease in cash, restricted cash, and short and long term investments was primarily caused by the net cash used in investing activities during the year ended December 31, 2013, of approximately $329,000. Our cash management is influenced by fluctuations in collections from our clients, which in turn affects the timing of our payments to our vendors and suppliers. However, we estimate our monthly cash burn ranges between $20,000 and $50,000, based on the assumption that our revenues remain at their current level. We expect our cash and cash on hand will be sufficient to support our operations for the period of between four and ten months, unless we receive additional funding or raise additional capital."

1 Bridge Plaza suite #275, Fort Lee, NJ 07024 U.S.A. Tel (212) 500-4850 Fax (212) 500-4888

Jerusalem Technology Park, P.O.B. 48265, Jerusalem, Israel, Tel 972-2-649-1222 Fax 9722-649-1200

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Legal Proceedings, page 11

4.	You disclose that the final outcome of the company’s negotiations with the Department of Finance could not be determined; however you appear to have accrued $300,000 in connection with this loss contingency. Please clarify for us, as well as in future filings, whether there is a reasonably possible loss in excess of the amount accrued. Refer to ASC 450-20-50-3(b) and 50-4.

The Staff is advised that the Company accrued $300,000. The Company has determined that $300,000 is the minimum amount that would settle the claim according to ASC 450-20. The amount claimed by the Department of Finance was approximately $912,000; as a result, there is a reasonable possibility that a loss in excess of the $300,000 would be incurred. The Company would revise its future filings to disclose the aforementioned according to the provisions of ASC 450-20-50-3(b) and 50-4."

* * * * * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact the undersigned at (212) 500-4860.

Sincerely,

/s/ Yochai Ozeri
Yochai Ozeri
Director of Finance & Treasurer
deltathree, Inc.

cc:	Securities and Exchange Commission

Kenya Wright Gumbs

Brandon Hill

1 Bridge Plaza suite #275, Fort Lee, NJ 07024 U.S.A. Tel (212) 500-4850 Fax (212) 500-4888

Jerusalem Technology Park, P.O.B. 48265, Jerusalem, Israel, Tel 972-2-649-1222 Fax 9722-649-1200

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